Filed Pursuant to Rule 433

Registration Statement No. 333-136378

February 13, 2007

The Export-Import Bank of Korea

€750,000,000 4.625% Notes due 2017 (the “Notes”)

Final Term Sheet

Issuer	The Export-Import Bank of Korea
Issue currency	EURO (€)

Issue size	€750 million

Maturity date	February 20, 2017

Settlement date	On or about February 20, 2007, which will be the fourth business day following the date of this final term sheet. If you wish to trade the Notes on the date of this final term sheet or the next succeeding business day, because the Notes will initially settle in T+4, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement.

Interest Rate	4.625 % per annum (payable annually)

Interest Payment Dates	February 20 of each year, starting on February 20, 2008. Interest on the Notes will accrue from February 20, 2007.

Public Offering Price	99.898%

Gross Proceeds	€749,235,000

Underwriting Discounts	0.15%

Net Proceeds	€748,110,000

Denominations	€50k/1k

Day count	Actual/Actual

Listing	Approval-in principle has been granted for the Notes to be listed on the Singapore Exchange Securities Trading Limited.

Fiscal Agent	The Bank of New York

Paying Agent	The Bank of New York

Common Code	028617569

ISIN	XS0286175699

Joint Bookrunners	Citigroup Global Markets Limited, DEPFA BANK plc, Deutsche Bank AG, London Branch, Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS AG

In connection with the offering, an affiliate of DEPFA Bank plc, one of the underwriters, has indicated an intention to purchase approximately 22% of the Notes.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, an underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-248-3580.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.